UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INTERNET INITIATIVE JAPAN INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

J24210-10-6

(CUSIP Number)

Shinji Kume

Nippon Telegraph and Telephone Corporation

2-3-1 Otemachi

Chiyoda-ku, Tokyo 100-8116, Japan Tel: +81-3-5205-5827

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robert W. Mullen, Jr.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, New York 10005

212-530-5150

July 10, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. J24210-10-6

1	NAME OF REPORTING PERSON NIPPON TELEGRAPH AND TELEPHONE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -10,095,000-
	8	SHARED VOTING POWER -2,040,000*-
	9	SOLE DISPOSITIVE POWER -10,095,000-
	10	SHARED DISPOSITIVE POWER -2,040,000*-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,135,000 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14	TYPE OF REPORTING PERSON CO

*	Solely in its capacity as the sole and direct stockholder of NTT Communications Corporation.

1	NAME OF REPORTING PERSON NTT COMMUNICATIONS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -2,040,000-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -2,040,000-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,040,000 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 (the “Second Amendment”) amends the initial Schedule 13D (the “Initial Schedule 13D”) filed on September 25, 2003 with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 thereto filed on December 15, 2006 with the Commission (the “First Amendment” and, together with the Initial Schedule 13D, the “Schedule 13D”) by the Reporting Persons (as defined in the Schedule 13D), with respect to the shares of common stock, par value JPY 50,000 per share (the “Common Shares”), of Internet Initiative Japan Inc. (the “Company”). Capitalized terms used but not otherwise defined in this Second Amendment have the meanings ascribed to such terms in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The description contained herein supplements Item 5 in the Schedule 13D and should be read in conjunction therewith.

Subsequent to the acquisition of shares by the Reporting Persons reported in the Schedule 13D, the Company (1) declared a 200-for-1 stock split, which had the effect of increasing the number of Common Shares held by the Reporting Persons, and (2) issued new Common Shares which were not subscribed for by the Reporting Persons and which had the effect of decreasing the Reporting Persons’ respective percentage ownership of the Company. The cover pages of this Second Amendment set forth the number of Common Shares of the Company owned by the Reporting Persons and the Reporting Persons’ percentage ownership of the Company adjusted to reflect the stock split and new issue of Common Shares. Such information is incorporated herein by reference.

On May 11, 2007, NTT Communications Corporation (“NTT Communications”) ceased to be the beneficial owner of more than five percent of the Company’s Common Shares as a result of the Company’s issuance of 435,600 shares in connection with certain acquisitions.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The description contained herein supplements Item 6 in the Schedule 13D and should be read in conjunction therewith.

On July 10, 2013, Nippon Telegraph and Telephone Corporation (“NTT”) and NTT Communications each entered into a lock-up agreement (each, a “Lock-Up Agreement” and collectively, the “Lock-Up Agreements”), English translations of which are attached hereto as Exhibit No. 1 and Exhibit No. 2, respectively, and are incorporated herein by reference. Pursuant to the Lock-up Agreements, NTT and NTT Communications have agreed not to issue, offer, pledge, loan, sell, contract to sell, or otherwise dispose of, directly or indirectly, any of the Company’s Common Shares or other types of shares or other rights convertible into or exchangeable or exercisable for any shares of the Company, or to cause any third party to enter into any such transactions, without the prior written consent of Nomura Securities Co., Ltd., during the period from July 10, 2013 (inclusive) to October 16, 2013 (inclusive).

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and any person with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Description.

1.	Lock-Up Agreement (English translation), dated July 10, 2013, by Nippon Telegraph and Telephone Corporation.

2.	Lock-Up Agreement (English translation), dated July 10, 2013, by NTT Communications Corporation.

3.*	Joint Filing Agreement of the Reporting Persons, dated September 25, 2003.

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on September 25, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2013

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By:	/s/ Hiroshi Tsujigami
Name:	Hiroshi Tsujigami
Title:	Director and Senior Vice President Corporate Strategy Planning Department

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2013

NTT COMMUNICATIONS CORPORATION

By:	/s/ Shuichi Sasakura
Name:	Shuichi Sasakura
Title:	Senior Vice President Executive Manager of Corporate Planning Department

EXHIBIT INDEX

1.	Lock-Up Agreement (English translation), dated July 10, 2013, by Nippon Telegraph and Telephone Corporation.

2.	Lock-Up Agreement (English translation), dated July 10, 2013, by NTT Communications Corporation.

3.*	Joint Filing Agreement of the Reporting Persons, dated September 25, 2003.

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on September 25, 2003.

Exhibit 1

(English translation)

July 10, 2013

To Nomura Securities Co., Ltd.

1-9-1 Nihonbashi, Chuo-ku, Tokyo

Offering of Common Stock by Internet Initiative Japan Inc.

This letter concerns the public offering (the “Offering”) to be carried out pursuant to the new stock underwriting agreement (the “Underwriting Agreement”) dated the date of this letter concerning the common stock (“Stock”) of Internet Initiative Japan Inc. (the “Issuer”) by and between the Issuer and Nomura Securities Co., Ltd. (“Nomura Securities”) and the managing underwriters set forth in such Underwriting Agreement (collectively with Nomura Securities, the “Managing Underwriter”). The underwriters set forth in the Underwriting Agreement will be referred to as the “Underwriters”.

In order to induce the Managing Underwriter to enter into the Underwriting Agreement regarding the Offering, the Issuer’s shareholder set forth at the end of this letter (“Locked-Up Shareholder”) hereby agrees that during the period from July 10, 2013 (inclusive) to October 16, 2013 (inclusive) it will not engage in any of the acts set forth in (a) and (b) below without the prior written consent of Nomura Securities.

(a) To issue, offer, pledge, loan, sell, contract to sell, dispose of purchase options or contracts to purchase, purchase sale options or contracts to sell, grant purchase options, purchase rights or purchase warrants, short sell, or any other transfer or disposal in relation to Stock, other types of Issuer Stock or any securities convertible into or exchangeable for Stock or other types of Issuer Stock, or securities representing the right to acquire or receive Stock or other types of Issuer Stock or cause a corporation or individual who is a Locked-Up Shareholder to carry out any of the foregoing.

(b) To enter into derivative or other transactions whereby ownership of Stock or other types of Issuer Stock (or the economic value thereof) is transferred directly or indirectly, in whole or in part, or cause a corporation or individual who is a Locked-Up Shareholder to carry out any of the foregoing.

Hedging or other transactions that are intended, or can be reasonably expected, to lead to or result in the sale or disposal of Stock, are prohibited by the restrictions set forth above, even if a third person other than a Locked-Up Shareholder is to dispose of the relevant shares, if such disposal is instructed by a Locked-Up Shareholder. Hedging or other prohibited transactions include, without limitation, short selling, purchase of rights (including, without limitation, put options and call options), sale or grant of Stock or securities that relate to or derive their primary value from the relevant shares.

However, the following will not constitute acts prohibited by the second and third paragraphs of this letter.

(1)	Demands to Issuer to purchase fractional shares, pursuant to Paragraph 1, Article 192 of the Corporation Law of Japan (the “Corporation Law”).

(2)	Sale or transfer of Stock in accordance with the acquisition of treasury stock by the Issuer, pursuant to Article 156 (including cases where Article 459 applies), Article 160, or Article 165 of the Corporation Law.

The Locked-Up Shareholder fully understands that Issuer and Underwriter, in their participation as the issuer and underwriters in this Offering, are relying on the promises made by the Locked-Up Shareholder in this letter. The Locked-Up Shareholder further understands that this letter is irrevocable and is binding on its successors and assigns.

If the Underwriting Agreement relating to the Offering is cancelled prior to the payment for and delivery of Stock in conjunction with the Offering, this letter will automatically be cancelled, and shall thereafter have no effective force or effect.

The Locked-Up Shareholder agrees that this letter will be governed by and interpreted in accordance with the laws of Japan.

Hiroo Unoura
Representative Director and President
Nippon Telegraph and Telephone Corporation 2-3-1 Otemachi, Chiyoda-ku, Tokyo

Exhibit 2

(English translation)

July 10, 2013

To Nomura Securities Co., Ltd.

1-9-1 Nihonbashi, Chuo-ku, Tokyo

Offering of Common Stock by Internet Initiative Japan Inc.

This letter concerns the public offering (the “Offering”) to be carried out pursuant to the new stock underwriting agreement (the “Underwriting Agreement”) dated the date of this letter concerning the common stock (“Stock”) of Internet Initiative Japan Inc. (the “Issuer”) by and between the Issuer and Nomura Securities Co., Ltd. (“Nomura Securities”) and the managing underwriters set forth in such Underwriting Agreement (collectively with Nomura Securities, the “Managing Underwriter”). The underwriters set forth in the Underwriting Agreement will be referred to as the “Underwriters”.

In order to induce the Managing Underwriter to enter into the Underwriting Agreement regarding the Offering, the Issuer’s shareholder set forth at the end of this letter (“Locked-Up Shareholder”) hereby agrees that during the period from July 10, 2013 (inclusive) to October 16, 2013 (inclusive) it will not engage in any of the acts set forth in (a) and (b) below without the prior written consent of Nomura Securities.

(a) To issue, offer, pledge, loan, sell, contract to sell, dispose of purchase options or contracts to purchase, purchase sale options or contracts to sell, grant purchase options, purchase rights or purchase warrants, short sell, or any other transfer or disposal in relation to Stock, other types of Issuer Stock or any securities convertible into or exchangeable for Stock or other types of Issuer Stock, or securities representing the right to acquire or receive Stock or other types of Issuer Stock or cause a corporation or individual who is a Locked-Up Shareholder to carry out any of the foregoing.

(b) To enter into derivative or other transactions whereby ownership of Stock or other types of Issuer Stock (or the economic value thereof) is transferred directly or indirectly, in whole or in part, or cause a corporation or individual who is a Locked-Up Shareholder to carry out any of the foregoing.

Hedging or other transactions that are intended, or can be reasonably expected, to lead to or result in the sale or disposal of Stock, are prohibited by the restrictions set forth above, even if a third person other than a Locked-Up Shareholder is to dispose of the relevant shares, if such disposal is instructed by a Locked-Up Shareholder. Hedging or other prohibited transactions include, without limitation, short selling, purchase of rights (including, without limitation, put options and call options), sale or grant of Stock or securities that relate to or derive their primary value from the relevant shares.

However, the following will not constitute acts prohibited by the second and third paragraphs of this letter.

(1)	Demands to Issuer to purchase fractional shares, pursuant to Paragraph 1, Article 192 of the Corporation Law of Japan (the “Corporation Law”).

(2)	Sale or transfer of Stock in accordance with the acquisition of treasury stock by the Issuer, pursuant to Article 156 (including cases where Article 459 applies), Article 160, or Article 165 of the Corporation Law.

The Locked-Up Shareholder fully understands that Issuer and Underwriter, in their participation as the issuer and underwriters in this Offering, are relying on the promises made by the Locked-Up Shareholder in this letter. The Locked-Up Shareholder further understands that this letter is irrevocable and is binding on its successors and assigns.

If the Underwriting Agreement relating to the Offering is cancelled prior to the payment for and delivery of Stock in conjunction with the Offering, this letter will automatically be cancelled, and shall thereafter have no effective force or effect.

The Locked-Up Shareholder agrees that this letter will be governed by and interpreted in accordance with the laws of Japan.

Akira Arima
President and CEO
NTT Communications Corporation 1-1-6 Uchisaiwai-cho, Chiyoda-ku, Tokyo